EXHIBIT 4.33

SHARE OPTION PLAN

OPTION COMMITMENT


Notice is hereby given that, effective this 12th day of August, 2003 (the "Effective Date") Pine Valley Mining Corporation (the "Company") has granted to Gord Fretwell (the "Service Provider"), an Option to acquire 100,000 Common Shares ("Optioned' Shares") up to 5:00 p.m. Vancouver Time on the 12th day of August, 2008 (the "Expiry Date") at an Exercise Price of Cdn$0.29 per share.

At the date of grant of the Option, the Company is classified as a Tier 1 company under TSX Venture Policies.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan dated for reference July 10, 2003, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the Company's transfer agent as soon as practicable thereafter.

PINE VALLEY MINING CORPORATION



"Mark Fields"
Authorized Signatory